SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2008

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Joint press release dated June 10, 2008 of the Registrant and Apple regarding the launch of iPhone™ 3G to Hong Kong and Macau.

1.2	Press release dated June 30, 2008 of Hutchison Telecommunications (Hong Kong) Limited, a wholly owned subsidiary of the Registrant, regarding the price plans for iPhone 3G™ customers in Hong Kong.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2008

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

Hutchison Telecom and Apple to bring iPhone™ 3G to Hong Kong on July 11

Hong Kong, 10th June 2008 - Hutchison Telecommunications International Limited (“Hutchison Telecom”; SEHK:2332; NYSE: HTX) and Apple today announced that the highly anticipated iPhone™ 3G will be available in Hong Kong on July 11, and in Macau shortly thereafter. iPhone™ 3G combines all the revolutionary features of iPhone™ with 3G networking that is twice as fast* as the first generation iPhone™, built-in GPS for expanded location based mobile services, and iPhone™ 2.0 software which includes support for Microsoft Exchange ActiveSync and runs the hundreds of third party applications already built with the recently released iPhone™ SDK.

“We are excited to partner with Apple to be the first operator in Greater China to launch iPhone™ 3G, a testimony to our market leadership position in spearheading 3G and mobile data development in the region,” said Dennis Lui, Hutchison Telecom’s Chief Executive Officer. “Our customers are keen users of multimedia content and mobile Internet, we are confident that they will benefit greatly from the unsurpassed communications and infotainment experience that this revolutionary phone will bring to them.”

“We’re thrilled to be working with Hutchison Telecom to bring iPhone™ 3G to millions of mobile customers in Hong Kong and Macau,” said Tim Cook, Apple’s Chief Operating Officer. “We can’t wait to get this revolutionary mobile device in the hands even more people around the world.”

Hutchison Telecom will launch iPhone™ 3G equipped with Chinese language support in Hong Kong over its advanced HSDPA network on July 11.

*	Based on 3G and EDGE testing. Actual speeds vary by site conditions.

- End -

For inquiries, please contact:
Mickey Shiu	Jill Tan
Hutchison Telecom Hong Kong	Apple Asia
Work +852 2128 3107	Work +852 25068818
Email: mickeyshiu@htil.com.hk	Email:jill.tan@asia.apple.com

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading global provider of telecommunications services. The Group currently offers mobile and fixed-line telecommunication services in Hong Kong and Israel, and operates mobile telecommunications services in Macau, Indonesia, Vietnam, Sri Lanka and Thailand. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “3”, “Hutch” and “Orange”. Hutchison Telecom is a subsidiary of the Hong Kong-based Hutchison Whampoa Group. For more information about Hutchison Telecom, see www.htil.com.

About Apple

Apple ignited the personal computer revolution in the 1970s with the Apple II and reinvented the personal computer in the 1980s with the Macintosh. Today, Apple continues to lead the industry in innovation with its award-winning computers, OS X operating system and iLife and professional applications. Apple is also spearheading the digital media revolution with its iPod portable music and video players and iTunes online store, and has entered the mobile phone market with its revolutionary iPhone™.

Exhibit 1.2

Hutchison Telecom Hong Kong announces price plans for iPhone 3GTM

iPhone 3GTM for as little as HK$0, at least 500MB data included in all plans

Online pre-registration for mass customers starts on 1 July

HONG KONG, 30 June 2008 – Hutchison Telecommunications (Hong Kong) Limited (“Hutchison Telecom Hong Kong”) today announced four specially designed price plans for iPhone 3GTM customers in Hong Kong. The Company will offer iPhone 3GTM for as little as HK$0, and each plan comes with at least 500MB data usage and unlimited on-net SMS. In addition, Hutchison Telecom Hong Kong will include credits to apply for the Company’s multimedia content including picture downloads and video streaming, as well as text-based content including stock quotes and news.

Apple’s iPhone 3GTM combines all the revolutionary features of iPhone with 3G networking that is twice as fast† as the first generation iPhone, built-in GPS for expanded location based mobile services, and iPhone 2.0 software which includes support for Microsoft Exchange ActiveSync and runs the hundreds of third party applications already built with the recently released iPhone SDK.

“iPhone 3GTM will herald a leap in mobile data consumption. Customers will love using the revolutionary iPhone 3GTM to explore the mobile Internet and exchange information while on the move. We foresee that the new generation customers will no longer go after call plans with excessive call minutes; rather they will look for price plans that offer them complete ease of mind when consuming mobile data. We are enabling customers to fully embrace the mobile Internet world by redefining mobile tariffs with four data-centric price plans that are ideal for mobile data consumption,” said Amy Lung, Chief Operating Officer, Mobile, Hutchison Telecom Hong Kong.

iPhone 3GTM Plans*:

Monthly Plan*	Data	Airtime (Minutes)		Content		Handset Price				Prepayment
		Basic	On net	Multi- media (M)	Text (T)	8GB		16GB		8GB		16GB
HK$188	500MB	500	500	25	15	HK$	2938	HK	3738	HK$	1742	HK$	1722
HK$268	500MB	800	900	40	25	HK$	1738	HK	2538	HK$	2942	HK$	2922
HK$328	500MB	1500	1200	50	35	HK$	938	HK$	1738	HK$	3742	HK$	3722
HK$498	Unlimited	2200	1500	150	50	HK$	0	HK$	138	HK$	4680	HK$	5322

*	All iPhone 3GTM plans come with unlimited on-net SMS and require a 24-month contract.

Hutchison Telecom Hong Kong today also announced a convenient online pre-registration program for mass customers. Simply register online at http://iphone.three.com.hk from 00:00am on 1 July, 500 names will be randomly selected at 12:00 noon on 7 July to attend “iPhone 3GTM First Day Sale Gala” at Ocean Terminal Main Concourse, Harbour City on 11 July. The lucky customers will not only be one of the first iPhone 3GTM owners, but each will also receive a limited edition iPhone 3GTM leather case. Further details regarding retail plans and “iPhone 3GTM First Day Sale Gala” are coming soon.

†	Based on 3G and EDGE testing. Actual speeds vary by site conditions.

- End -

For enquiries, please contact:

Mickey Shiu

Work: (852) 2128 3107

Mobile: (852) 9092 8233

E-mail: mickeyshiu@htil.com.hk

About Hutchison Telecommunications (Hong Kong) Limited

Hutchison Telecommunications (Hong Kong) Limited (“Hutchison Telecom Hong Kong” or “HTHK”) is one of the largest mobile operators in Hong Kong. Using the brand ‘3’, Hutchison Telecom Hong Kong is committed to providing high quality 2G and 3G mobile telecommunication services in Hong Kong and Macau. It is the first operator in Hong Kong to roll out world-class 3G service and is currently the largest 3G operator in the territory. Its operation arm in Macau is also one of the three 3G service providers in the market.

Hutchison Telecom Hong Kong is a subsidiary of Hutchison Telecommunications International Limited (“Hutchison Telecom”). Hutchison Telecom is a leading listed telecommunications operator (SEHK:2332; NYSE:HTX) focusing on dynamic markets. It currently offers mobile and fixed-line telecommunication services in Hong Kong and Israel, and operates mobile telecommunications services in Indonesia, Vietnam, Sri Lanka, Macau and Thailand.

For more information about Hutchison Telecom Hong Kong, see www.three.com.hk

For more information about Hutchison Telecom, see www.htil.com